UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                               Capital Trust, Inc.
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    14052H100
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Duane R. Nelson, Esq.
                          Citigroup Global Investments
                                  PO Box 150449
                            242 Trumbull Street - 7TS
                             Hartford, CT 06115-0449
                                 (860) 954-2391
 -------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                 August 7, 2001
 -------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


 1.       NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Travelers Limited Real Estate Mezzanine Investments I, LLC ("Limited REMI I")

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) [ ]
                  (b) [X]

3.       SEC USE ONLY



4.       SOURCE OF FUNDS*

                  OO

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                     TO ITEMS 2(d) or 2(e)         [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware

NUMBER OF SHARES    7.      SOLE VOTING POWER:  0

BENEFICIALLY        8.      SHARED VOTING POWER:  4,250,000

OWNED BY

EACH REPORTING      9.      SOLE DISPOSITIVE POWER:  0

PERSON WITH         10.     SHARED DISPOSITIVE POWER:  4,250,000


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,250,000

         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.5%

         14.      TYPE OF REPORTING PERSON*

                  OO



        1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Travelers General Real Estate Mezzanine Investments II, LLC (General REMI II)

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY



         4.       SOURCE OF FUNDS*

                  OO

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
NUMBER OF SHARES    7.      SOLE VOTING POWER:  0

BENEFICIALLY        8.      SHARED VOTING POWER:  4,278,467

OWNED BY

EACH REPORTING      9.      SOLE DISPOSITIVE POWER:  0

PERSON WITH         10.     SHARED DISPOSITIVE POWER:  4,278,467

        NUMBER OF SHARES

         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  4,278,467

         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  18.6%

         14.      TYPE OF REPORTING PERSON*

                  OO


         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  TINDY RE Investments, Inc. (TINDY)

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY



         4.       SOURCE OF FUNDS*

                  AF

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Connecticut
NUMBER OF SHARES    7.      SOLE VOTING POWER:  0

BENEFICIALLY        8.      SHARED VOTING POWER:  8,528,467

OWNED BY

EACH REPORTING      9.      SOLE DISPOSITIVE POWER:  0

PERSON WITH         10.     SHARED DISPOSITIVE POWER:  8,528,467


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,528,467

         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.3%

         14.      TYPE OF REPORTING PERSON*

                  CO


         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  The Travelers Indemnity Company (Indemnity)

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY



         4.       SOURCE OF FUNDS*

                  AF

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Connecticut
NUMBER OF SHARES    7.      SOLE VOTING POWER:  0

BENEFICIALLY        8.      SHARED VOTING POWER:  8,528,467

OWNED BY

EACH REPORTING      9.      SOLE DISPOSITIVE POWER:  0

PERSON WITH         10.     SHARED DISPOSITIVE POWER:  8,528,467


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,528,467

         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.3%

         14.      TYPE OF REPORTING PERSON*

                  CO


         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Travelers Property Casualty Corp. (TPC)

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY



         4.       SOURCE OF FUNDS*

                  AF

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
NUMBER OF SHARES    7.      SOLE VOTING POWER:  0

BENEFICIALLY        8.      SHARED VOTING POWER:  8,528,467

OWNED BY

EACH REPORTING      9.      SOLE DISPOSITIVE POWER:  0

PERSON WITH         10.     SHARED DISPOSITIVE POWER:  8,528,467



         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         8,528,467

         12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.3%

         14.      TYPE OF REPORTING PERSON*

                  CO


         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  The Travelers Insurance Group Inc. (TIGI)

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY



         4.       SOURCE OF FUNDS*

                  AF

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Connecticut
        NUMBER OF SHARES
          BENEFICIALLY             7.      SOLE VOTING POWER
            OWNED BY
         EACH REPORTING
             PERSON
              WITH

 NUMBER OF SHARES    7.      SOLE VOTING POWER:  0

BENEFICIALLY        8.      SHARED VOTING POWER:  8,528,467

OWNED BY

EACH REPORTING      9.      SOLE DISPOSITIVE POWER:  0

PERSON WITH         10.     SHARED DISPOSITIVE POWER:  8,528,467


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,528,467

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*    [ ]

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.3%

         14.      TYPE OF REPORTING PERSON*

                  CO


         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  PFS Services, Inc. (PFS)

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY



         4.       SOURCE OF FUNDS*

                  AF

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
 REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Georgia
NUMBER OF SHARES    7.      SOLE VOTING POWER:  0

BENEFICIALLY        8.      SHARED VOTING POWER:  8,528,467

OWNED BY

EACH REPORTING      9.      SOLE DISPOSITIVE POWER:  0

PERSON WITH         10.     SHARED DISPOSITIVE POWER:  8,528,467


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,528,467

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*    [ ]

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.3%

         14.      TYPE OF REPORTING PERSON*

                  CO


         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Associated Madison Companies, Inc. (Madison)

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY



         4.       SOURCE OF FUNDS*

                  AF

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
NUMBER OF SHARES    7.      SOLE VOTING POWER:  0

BENEFICIALLY        8.      SHARED VOTING POWER:  8,528,467

OWNED BY

EACH REPORTING      9.      SOLE DISPOSITIVE POWER:  0

PERSON WITH         10.     SHARED DISPOSITIVE POWER:  8,528,467


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,528,467

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*         [ ]

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.3%

         14.      TYPE OF REPORTING PERSON*

                  CO


         1.       NAMES OF REPORTING PERSONS
                  I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Citigroup Inc. (Citigroup)

         2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                  (a) [ ]
                  (b) [X]

         3.       SEC USE ONLY



         4.       SOURCE OF FUNDS*

                  AF

         5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)                                   [ ]

         6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  Delaware
NUMBER OF SHARES    7.      SOLE VOTING POWER:  0

BENEFICIALLY        8.      SHARED VOTING POWER:  8,528,467

OWNED BY

EACH REPORTING      9.      SOLE DISPOSITIVE POWER:  0

PERSON WITH         10.     SHARED DISPOSITIVE POWER:  8,528,467


         11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  8,528,467

         12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES*    [ ]

         13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  31.3%

         14.      TYPE OF REPORTING PERSON*

                  CO



                                                   SCHEDULE 13D

     The reporting persons amend and restate the Schedule 13D filed April 20, 2001, to read in its entirety as follows:

         Item 1.  Security and Issuer.

     The title of the class of equity securities to which this statement relates is Class A Common Stock, par value $0.01 per share (the "Common Stock"), of Capital Trust, Inc., a Maryland corporation (the "Company"). The principal executive offices of the Company are located at 410 Park Avenue, 14th Floor, New York, New York, 10022.

         Item 2.  Identity and Background.

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on Schedule 13D on behalf of Travelers Limited Real Estate Mezzanine Investments I, LLC, a Delaware limited liability company ("Limited REMI I"), Travelers General Real Estate Mezzanine Investments II, LLC, a Delaware limited liability company ("General REMI II"), TINDY RE Investments, Inc., a Connecticut corporation ("TINDY"), The Travelers Indemnity Company, a Connecticut corporation ("Indemnity"), Travelers Property Casualty Corp., a Delaware corporation ("TPC"), The Travelers Insurance Group Inc., a Connecticut corporation ("TIGI"), PFS Services, Inc., a Georgia corporation ("PFS"), Associated Madison Companies, a Delaware corporation ("Madison") and Citigroup Inc., a Delaware corporation ("Citigroup") (each, a "Reporting Person" and collectively, the "Reporting Persons").

         LIMITED REMI I

 (a)      Name: Travelers Limited Real Estate Mezzanine Investments I, LLC
 (b)      Address of Principal Place of Business and Office: c/o
                           Citigroup Global Investments, PO Box 150449,
                           242 Trumbull Street - 7TS,
                           Hartford, Connecticut  06115-0449
 (c)      Principal Business: Real estate investment vehicle
 (d)      Place of Organization: Delaware

     Officers and Directors: See Exhibit A attached hereto, which is incorporated herein by reference with respect to each executive officer and director of Limited REMI I.

     Neither Limited REMI I nor, to the best knowledge of Limited REMI I, any of the persons listed in Exhibit A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Limited REMI I or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         GENERAL REMI II

 (a)      Name: Travelers General Real Estate Mezzanine Investments II,
                           LLC
 (b)      Address of Principal Place of Business and Office: c/o
                           Citigroup Global Investments, PO Box 150449, 242 Trumbull Street - 7TS, Hartford, Connecticut
                              06115-0449
 (c)      Principal Business: Real estate investment vehicle
 (d)      Place of Organization: Delaware

     Officers and Directors: See Exhibit B attached hereto, which is incorporated herein by reference with respect to each executive officer and director of General REMI II.

     Neither General REMI II nor, to the best knowledge of General REMI II, any of the persons listed in Exhibit B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which General REMI II or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         TINDY

(a)      Name: TINDY RE Investments, Inc.
(b)      Address of Principal Place of Business and Office: c/o
                           Citigroup Global Investments, PO Box 150449,
                           242 Trumbull Street - 7TS, Hartford, Connecticut
                06115-0449
(c)      Principal Business: Real estate investment vehicle
(d)      Place of Organization: Connecticut

     TINDY has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which TINDY was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Indemnity

                  (a)      Name: The Travelers Indemnity Company
                  (b)      Address of Principal Place of Business and Office:
                           One Tower Square, Hartford, Connecticut 06183
                  (c)      Principal Business: Insurance
                  (d)      Place of Organization: Connecticut

     Indemnity has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Indemnity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         TPC

                  (a)      Name: Travelers Property Casualty Corp.
                  (b)      Address of Principal Place of Business and Office:
                           One Tower Square, Hartford, Connecticut 06183
                  (c)      Principal Business: Holding company
                  (d)      Place of Organization: Delaware

     TPC has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which TPC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         TIGI

                  (a)      Name: The Travelers Insurance Group Inc.
                  (b)      Address of Principal Place of Business and Office:
                           One Tower Square, Hartford, Connecticut 06183
                  (c)      Principal Business: Holding company
                  (d)      Place of Organization: Connecticut

     TIGI has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which TIGI was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         PFS

                  (a)      Name: PFS Services, Inc.
                  (b)      Address of Principal Place of Business and Office:
                           3120 Breckinridge Boulevard, Duluth, Georgia 30199
                  (c)      Principal Business: Holding company
                  (d)      Place of Organization: Georgia

     PFS has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which PFS was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Madison

                  (a)      Name: Associated Madison Companies
                  (b)      Address of Principal Place of Business and Office:
                           399 Park Avenue, New York, New York 10043
                  (c)      Principal Business: Holding company
                  (d)      Place of Organization: Delaware

     Madison has not been convicted in a criminal proceeding and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Madison was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Citigroup

                  (a)      Name: Citigroup Inc.
                  (b)      Address of Principal Place of Business and Office:
                           399 Park Avenue, New York, New York, 10043
                  (c)      Principal Business: Financial services
                holding company
                  (d)      Place of Organization: Delaware

     Officers and Directors: See Exhibit C attached hereto, which is incorporated herein by reference with respect to each executive officer and director of Citigroup.

     Neither Citigroup nor, to the best knowledge of Citigroup, any of the persons listed in Exhibit C hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Citigroup or any of such persons was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         Item 3.  Source and Amount of Funds or Other Consideration.

     On March 8, 2000, in connection with the formation of Fund I as described in Item 4 below, the Company issued a warrant to purchase 4,250,000 shares of Common Stock (the "Limited REMI I Warrant") to a subsidiary which immediately thereafter contributed such warrant to Fund I. The Limited REMI I Warrant was immediately thereafter acquired by Limited REMI I in exchange for a note in the amount of $1,360,000. Additionally, on April 9, 2001, May 29, 2001 and August7, 2001, in connection with its contributions to Fund II as described in Item 4 below, the Company issued warrants to purchase, in the aggregate, 4,278,467 shares of Common Stock (the "General REMI II Warrants" and, together with the Limited REMI I Warrant, the "Warrants") to a subsidiary which contributed such warrants to Fund II as they were issued. The General REMI II Warrants were acquired by General REMI II as they were issued in exchange for notes in the amount of $964,992, $75,594.56 and $328,522.88, respectively. All interests, direct and indirect, in the Common Stock reported in this Schedule 13D were acquired with the working capital of Limited REMI I, General REMI II and other subsidiaries of Citigroup.

         Item 4.  Purpose of Transaction.

     On March 8, 2000, affiliates of Citigroup entered into a strategic venture with the Company and certain of its wholly owned subsidiaries, following which the Company commenced its new investment management business. The venture parties agreed, among other things, to co-sponsor, commit to invest capital in, and manage a series of high-yield commercial real estate mezzanine investment opportunity funds (collectively, the "Mezzanine Funds"). Citigroup and the Company have made capital commitments to the Mezzanine Funds of up to an aggregate of $400.0 million and $112.5 million, respectively, subject to certain terms and conditions.

     The strategic venture is governed by a venture agreement, dated as of March 8, 2000, as amended (the "Venture Agreement"), pursuant to which the parties created CT Mezzanine Partners I LLC ("Fund I"), to which Limited REMI I and a wholly owned subsidiary of the Company, as members thereof, made capital contributions of $164.3 million and $54.8 million, respectively. Pursuant to the Venture Agreement, the parties also created CT Mezzanine Partners II LP ("Fund II"), to which a wholly owned subsidiary of Citigroup made an aggregate capital commitment of $19.6 million and a wholly owned subsidiary of the Company made an aggregate capital commitment of $33.1 million. On April 9, 2001, Fund II effected its initial closing whereupon it closed on an aggregate of $500 million in capital commitments, including those of third party investors. Fund I ceased investment activities upon the Fund II initial closing. A wholly owned subsidiary of the Company, CT Investment Management Co., LLC ("CTIMCO"), serves as the exclusive investment manager to Fund I and Fund II. On August 7, 2001, Fund II effected its final closing bringing the total equity commitment in Fund II to $845,183,332 million in capital commitments.

     In consideration of, among other things, Citigroup's commitment to invest up to $400 million in the aggregate to the Mezzanine Funds, the Company agreed in the Venture Agreement to issue the Warrants. In connection with the organization of Fund I, the Company issued the Limited REMI I Warrant at an exercise price of $5.00 per share. The Limited REMI I Warrant has a term of five years that expires on March 8, 2005 and became exercisable on March 8, 2001, for cash or pursuant to a cashless exercise feature that allows Limited REMI I to exchange a portion of the Limited REMI I Warrant directly for shares of Common Stock at a predetermined ratio. In connection with the organization of Fund II, the Company issued the General REMI II Warrants on the same terms as the Limited REMI I Warrant. The General REMI II Warrants expire on March 8, 2005 and are immediately exercisable for cash or pursuant to a cashless exercise feature substantially similar to the Limited REMI I Warrant.

     Pursuant to the Venture Agreement, the Company increased the size of its board of directors by two and Marc Weill and Michael Watson, Chief Executive Officer and Senior Vice President, respectively, of Citigroup Investments Inc., became directors of the Company. Effective June 1, 2000, Mr. Weill resigned from the board of directors of the Company and was replaced by Susan W. Lewis, Executive Vice President of Citigroup Investments Inc.

     In anticipation of the creation of Fund II, General REMI II and certain stockholders of the Company (the "Stockholders") entered into a Stockholder Voting and Lockup Agreement, dated as of March 8, 2000 (the "Voting Agreement") in which the Stockholders agreed to vote in favor of two nominees designated by General REMI II to serve as directors of the Company. The Stockholders also agreed to vote in favor of certain matters related to the tax status of the Company. Finally, the Stockholders agreed to a restriction prohibiting a sale of their shares of Common Stock without the prior written consent of General REMI II, subject to certain exceptions. The different rights and obligations of the Voting Agreement terminate at various times, but generally will be in effect as long as Fund II is in operation.

     In addition to the Voting Agreement, General REMI II entered into a series of agreements with certain other stockholders of the Company (the "Other Approval Agreement Parties"), each dated as of March 8, 2000 (the "Approval Agreements"), pursuant to which such other stockholders agreed to vote in favor of the issuance of the General REMI II Warrants and certain matters related to the tax status of the Company. The stockholders also agreed not to sell their shares of Common Stock without the prior written consent of General REMI II, subject to certain exceptions.

     Depending on market conditions and other factors (including evaluation of the Company's businesses and prospects, availability of funds, alternative uses of funds and general economic conditions), Citigroup and its subsidiaries may from time to time purchase additional securities of the Company and dispose of all or a portion of such securities.

     Except as described in this Item 4, none of the Reporting Persons or, to the best knowledge of Limited REMI I, General REMI II and Citigroup, any of the persons named in Exhibits A, B and C, respectively, to this Schedule 13D, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) any changes in the Company's charter or by-laws or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

         Item 5.  Interest in Securities of the Company.

     (a-b) The percentages calculated in this Item 5 are based upon 18,727,731 shares of Common Stock outstanding, as stated in the Company's report on Form 10-Q filed on August 14, 2001.

         LIMITED REMI I

     Limited REMI I directly beneficially owns 4,250,000 shares of Common Stock. The following information is being provided as of such time with respect to Limited REMI I's beneficial ownership of the Common Stock.

                  (a)      Amount Beneficially Owned:
                  4,250,000
                  (b)      Percent of Class:
                  18.5%
                  (c)      Number of shares as to which such person has:
                           (i)        sole power to vote or to direct the vote
                           0
                           (ii)       shared power to vote or direct the vote
                           4,250,000
                           (iii) sole power to dispose or to direct the disposition of
                           0
                           (iv) shared power to dispose or to direct the disposition of
                           4,250,000

         GENERAL REMI II

     General REMI II directly beneficially owns 4,278,467 shares of Common Stock. The following information is being provided as of such time with respect to General REMI II's beneficial ownership of the Common Stock.

                  (a)      Amount Beneficially Owned:
                  4,278,467
                  (b)      Percent of Class:
                  18.6%
                  (c)      Number of shares as to which such person has:
                           (i)        sole power to vote or to direct the vote
                           0
                           (ii)       shared power to vote or direct the vote
                           4,278,467
                           (iii) sole power to dispose or to direct the disposition of
                           0
                           (iv) shared power to dispose or to direct the disposition of
                           4,278,467

         TINDY

     TINDY owns 67% of the equity of both Limited REMI I and General REMI II and, as a result, indirectly beneficially owns the shares of Common Stock directly beneficially owned by Limited REMI I and General REMI II.

                  (a)      Amount Beneficially Owned:
                  8,528,467
                  (b)      Percent of Class:
                  31.3%
                  (c)      Number of shares as to which such person has:
                           (i)        sole power to vote or to direct the vote
                           0
                           (ii)       shared power to vote or direct the vote
                           8,528,467
                           (iii) sole power to dispose or to direct the disposition of
                           0
                           (iv) shared power to dispose or to direct the disposition of
                           8,528,467

         Indemnity

     Indemnity is the parent company of TINDY and, as a result, indirectly beneficially owns the shares of Common Stock directly beneficially owned by Limited REMI I and General REMI II.

                  (a)      Amount Beneficially Owned:
                  8,528,467
                  (b)      Percent of Class:
                  31.3%
                  (c)      Number of shares as to which such person has:
                           (i)        sole power to vote or to direct the vote
                           0
                           (ii)       shared power to vote or direct the vote
                           8,528,467
                           (iii) sole power to dispose or to direct the disposition of
                           0
                           (iv) shared power to dispose or to direct the disposition of
                           8,528,467

         TPC

     TPC is the parent company of Indemnity and, as a result of Indemnity's holdings, indirectly beneficially owns the shares of Common Stock directly beneficially owned by Limited REMI I and General REMI II.

                  (a)      Amount Beneficially Owned:
                  8,528,467
                  (b)      Percent of Class:
                  31.3%
                  (c)      Number of shares as to which such person has:
                           (i)        sole power to vote or to direct the vote
                           0
                           (ii)       shared power to vote or direct the vote
                           8,528,467
                           (iii) sole power to dispose or to direct the disposition of
                           0
                           (iv) shared power to dispose or to direct the disposition of
                           8,528,467

         TIGI

     TIGI is the parent company of TPC and The Travelers Insurance Company, a Connecticut corporation ("TIC") which owns 33% of the equity of both Limited REMI I and General REMI II. As a result, TIGI indirectly beneficially owns the shares of Common Stock directly beneficially owned by Limited REMI I and General REMI II.

                  (a)      Amount Beneficially Owned:
                  8,528,467
                  (b)      Percent of Class:
                  31.3%
                  (c)      Number of shares as to which such person has:
                           (i)        sole power to vote or to direct the vote
                           0
                           (ii)       shared power to vote or direct the vote
                           8,528,467
                           (iii) sole power to dispose or to direct the disposition of
                           0
                           (iv) shared power to dispose or to direct the disposition of
                           8,528,467

         PFS

     PFS is the parent company of TIGI and, as a result of TIGI's holdings, indirectly and beneficially owns the shares of Common Stock directly beneficially owned by Limited REMI I and General REMI II.

                  (a)      Amount Beneficially Owned:
                  8,528,467
                  (b)      Percent of Class:
                  31.3%
                  (c)      Number of shares as to which such person has:
                           (i)        sole power to vote or to direct the vote
                           0
                           (ii)       shared power to vote or direct the vote
                           8,528,467
                           (iii) sole power to dispose or to direct the disposition of
                           0
                           (iv) shared power to dispose or to direct the disposition of
                           8,528,467

         Madison

     Madison is the parent company of PFS and, as a result of PFS's holdings, indirectly beneficially owns the shares of Common Stock directly beneficially owned by Limited REMI I and General REMI II.

                  (a)      Amount Beneficially Owned:
                  8,528,467
                  (b)      Percent of Class:
                  31.3%
                  (c)      Number of shares as to which such person has:
                           (i)        sole power to vote or to direct the vote
                           0
                           (ii)       shared power to vote or direct the vote
                           8,528,467
                           (iii) sole power to dispose or to direct the disposition of
                           0
                           (iv) shared power to dispose or to direct the disposition of
                           8,528,467

         Citigroup

     Citigroup is the parent company of Madison and, as a result of Madison's holdings, indirectly beneficially owns the shares of Common Stock directly beneficially owned by Limited REMI I and General REMI II.

                  (a)      Amount Beneficially Owned:
                  8,528,467
                  (b)      Percent of Class:
                  31.3%
                  (c)      Number of shares as to which such person has:
                           (i)        sole power to vote or to direct the vote
                           0
                           (ii)       shared power to vote or direct the vote
                           8,528,467
                           (iii) sole power to dispose or to direct the disposition of
                           0
                           (iv) shared power to dispose or to direct the disposition of
                           8,528,467

     By reason of their relationship, Citigroup, Madison, PFS, TIGI, TPC, Indemnity and TINDY may be deemed to share voting and dispositive power with respect to Common Stock owned by Limited REMI I and General REMI II. To the best knowledge of Limited REMI I, General REMI II and Citigroup, none of the persons listed in Exhibits A, B and C, respectively, beneficially owns any securities of the Company.

     As described in Item 4, General REMI II and the Stockholders have entered into the Voting Agreement with respect to shares of Common Stock held by the Stockholders. Each of the Reporting Persons disclaims beneficial ownership of any and all securities held by all parties to the Voting Agreement other than General REMI II.

     As described in Item 4, General REMI II and each of the Other Approval Agreement Parties have entered into an Approval Agreement with respect to shares of Common Stock held by the Other Approval Agreement Parties. General REMI II disclaims beneficial ownership of any shares of Common Stock held by the Other Approval Agreement Parties, and each of the Other Approval Agreement Parties disclaims beneficial ownership of any shares of Common Stock held by General REMI II.

     (c) To the best knowledge of the Reporting Persons, and except as described in Items 3 and 4, none of the Reporting Persons or, to the best knowledge of Limited REMI I, General REMI II or Citigroup, any person named in Exhibit A, Exhibit B or Exhibit C, respectively, has effected any transactions in the Company's Class A Common Stock during the period which commenced sixty days prior to the date of the event which triggered the filing of this Schedule 13D and ends on the date of the filing of this Schedule 13D.

     (d) Not applicable.

     (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

     Except as set forth above and in Items 3, 4, and 5 of this Schedule 13D, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to the securities of the Company.

         Item 7.  Material to be filed as Exhibits.

         Exhibit       Description

         A        Officers and Directors of Limited REMI I.

         B        Officers and Directors of General REMI II.

         C        Officers and Directors of Citigroup.

         D*       Consent to Filing of 13D pursuant to Rule 13d-1(k) of the Act.

     E* Venture Agreement among Travelers Limited Real Estate Mezzanine Investments I, LLC, Travelers General Real Estate Mezzanine Investments II, LLC, Travelers Limited Real Estate Mezzanine Investments II, LLC, CT-F1, LLC, CT-F2-GP, LLC, CT-F2-LP, LLC, CT Investment Management Co., LLC and Capital Trust, Inc., dated as of March 8, 2000 (filed as an Exhibit 10.1 to the Company's Form 8-K (file No. 1-14788) filed on March 23, 2000 and incorporated herein by reference).

     F* Amendment No. 1 to the Venture Agreement among Travelers Limited Real Estate Mezzanine Investments I, LLC, Travelers General Real Estate Mezzanine Investments II, LLC, Travelers Limited Real Estate Mezzanine Investments II, LLC, CT-F1, LLC, CT-F2-GP, LLC, CT-F2-LP, LLC, CT Investment Management Co., LLC and Capital Trust, Inc., dated as of April 7, 2000.

     G* Amendment No. 2 to the Venture Agreement among Travelers Limited Real Estate Mezzanine Investments I, LLC, Travelers General Real Estate Mezzanine Investments II, LLC, Travelers Limited Real Estate Mezzanine Investments II, LLC, CT-F1, LLC, CT-F2-GP, LLC, CT-F2-LP, LLC, CT Investment Management Co., LLC and Capital Trust, Inc., dated as of April 21, 2000.

     H* No. 3 to the Venture Agreement among Travelers Limited Real Estate Mezzanine Investments I, LLC, Travelers General Real Estate Mezzanine Investments II, LLC, Travelers Limited Real Estate Mezzanine Investments II, LLC, CT-F1, LLC, CT-F2-GP, LLC, CT-F2-LP, LLC, CT Investment Management Co., LLC and Capital Trust, Inc., dated as of May 10, 2000.

     I* Stockholder Voting and Lockup Agreement between Travelers General Real Estate Mezzanine Investments II, LLC, Veqtor Finance Company, L.L.C., Samstock, L.L.C., CMH Investment Partnership LP, Craig M. Hatkoff, JRK Investment Partnership LP and John R. Klopp, dated as of March 8, 2000 (filed as Exhibit 2 to Schedule 13-D jointly filed by Veqtor Finance Company, L.L.C. and other reporting persons identified therein on May 23, 2001 and incorporated herein by reference).

     J* I Class A Common Stock Warrants Agreement of Capital Trust, Inc. granting Warrants to Travelers Limited Real Estate Mezzanine Investments I, LLC, dated as of March 8, 2000 (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K (File No. 1-14788) filed on March 23, 2000 and incorporated herein by reference).

     K* Promissory Note of Travelers Limited Real Estate Mezzanine Investments I, LLC, for the benefit of CT Mezzanine Partners I, LLC, dated as of March 8, 2000, in the amount of $1,360,000.

     L* II Class A Common Stock Warrants Agreement of Capital Trust, Inc. granting Warrants to Travelers General Real Estate Mezzanine Investments II, LLC, dated as of April 9, 2001.

     M* Promissory Note of Travelers General Real Estate Mezzanine Investments II, LLC, for the benefit of CT Mezzanine Partners II, LLC, dated as of April 9, 2001, in the amount of $964,992.

     N* Stockholder Approval Agreement, among Travelers General Real Estate Mezzanine Investments II, LLC, John R. Klopp and JRK Investment Partnership, dated as of March 8, 2000.

     O* Stockholder Approval Agreement, among Travelers General Real Estate Mezzanine Investments II, LLC, Douglas Crocker II, Cindy McHugh and Crocker-CT General Partnership, dated as of March 8, 2000.

     P* Stockholder Approval Agreement, among Travelers General Real Estate Mezzanine Investments II, LLC, a Delaware limited liability company, Timothy H. Callahan, Meg Siegler Callahan and Callahan-CT General Partnership, dated as of March 8, 2000.

     Q* Stockholder Approval Agreement, among Travelers General Real Estate Mezzanine Investments II, LLC, Rod F. Dammeyer, Diane N. Dammeyer and DRD FamilyPartnership LP, dated as of March 8, 2000.

     R* Stockholder Approval Agreement, among Travelers General Real Estate Mezzanine Investments II, LLC, Gary R. Garrabrant and GRG Investment Partnership LP, dated as of March 8, 2000.

     S* Stockholder Approval Agreement, among Travelers General Real Estate Mezzanine Investments II, LLC, Craig M. Hatkoff and CMH Investment Partnership LP, dated as of March 8, 2000.

     T* Stockholder Approval Agreement, among Travelers General Real Estate Mezzanine Investments II, LLC, Sheli Z. Rosenberg, Burton X. Rosenberg and Rosenberg-CT General Partnership, dated as of March 8, 2000.

     U* Stockholder Approval Agreement, among Travelers General Real Estate Mezzanine Investments II, LLC and Samstock, L.L.C., dated as of March 8, 2000.

     V1* Stockholder Approval Agreement, among Travelers General Real Estate Mezzanine Investments II, LLC and Veqtor Finance Company, L.L.C., dated as of March 8, 2000.

     W Fund II Class A Common Stock Warrant Agreement of Capital Trust, Inc., granting warrant to Travelers General Real Estate Mezzanine Investments II, LLC, dated as of August 7, 2001

     X Promissory Note of Travelers General Real Estate Mezzanine Investments II, LLC, dated as of August 7, 2001, in the amount of $328,522.88.


                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 16, 2001


         Travelers Limited Real Estate Mezzanine Investments I, LLC


         By:/s/ Duane Nelson
               Name:  Duane Nelson
               Title:  Vice President


         Travelers General Real Estate Mezzanine Investments II, LLC


         By:   /s/ Duane Nelson
               Name:  Duane Nelson
               Title:  Vice President


         TINDY RE Investments, Inc.


         By:   /s/ Duane Nelson
               Name:  Duane Nelson
               Title:  Vice President


         The Travelers Indemnity Company


         By:   /s/ Duane Nelson
               Name:  Duane Nelson
               Title:  Vice President


         Travelers Property Casualty Corp.


         By:   /s/ Daniel Jackson
               Name:  Daniel Jackson
               Title:  Assistant Secretary


         The Travelers Insurance Group Inc.


         By:/s/ Joseph B. Wollard
               Name:  Joseph B. Wollard
               Title:  Assistant Secretary


         PFS Services, Inc.


         By:/s/ Joseph B. Wollard
               Name:  Joseph B. Wollard
               Title:  Assistant Secretary


         Associated Madison Companies, Inc.


         By:   /s/ Joseph B. Wollard
               Name:  Joseph B. Wollard
               Title:  Assistant Secretary


         Citigroup Inc.


         By:/s/ Joseph B. Wollard
               Name:  Joseph B. Wollard
               Title:  Assistant Secretary



                                    EXHIBIT A

          Executive Officers of Travelers Limited Real Estate Mezzanine
                               Investments I, LLC

     Set forth below are the names, titles, business addresses, principal occupations and citizenship of the Executive Officers of Limited REMI I.


Name Title and Citizenship            Principal Occupation and Business Address

David Colangelo                       Vice President
Executive Officer                     Citigroup Global Investments
United States                         PO Box 150499
                                      242 Trumbull Street - 7TS
                                      Hartford, Connecticut  06115-0449

Dene Dobensky                         Second Vice President
Executive Officer                     The Travelers Indemnity Company
United States                         One Tower Square - 5PB
                                      Hartford, Connecticut  06103-2030

Lynn M. Latham                        First Vice President and Chief
Executive Officer                     Administrative Officer
United States                         Citigroup Global Investments
                                      PO Box 150499
                                      242 Trumbull Street - 7TS
                                      Hartford, Connecticut  06115-0449

Susan W. Lewis                        Executive Vice President
Executive Officer                     Citigroup Global Investments
United States                         PO Box 150499
                                      242 Trumbull Street - 7TS
                                      Hartford, Connecticut  06115-0449

James H. Metz                         Chief Financial Officer - First Vice
                                        President
Executive Officer                     Citigroup Global Investments
United States                         PO Box 150499
                                      242 Trumbull Street - 7TS
                                      Hartford, Connecticut  06115-0449

Duane Nelson                          General Counsel - Real Estate Investments
Executive Officer                     Citigroup Global Investments
United States                         PO Box 150499
                                      242 Trumbull Street - 7TS
                                      Hartford, Connecticut  06115-0449

Robert Scoville                       First Vice President
Executive Officer                     Citigroup Global Investments
United States                         PO Box 150499
                                      242 Trumbull Street - 7TS
                                      Hartford, Connecticut  06115-0449

Mark Tutun                            Vice President
Executive Officer                     Citigroup Global Investments
United States                         PO Box 150499
                                      242 Trumbull Street - 7TS
                                      Hartford, Connecticut  06115-0449

William P. Bowman                     Vice President
Executive Officer                     Citigroup Global Investments
United States                         599 Lexington Avenue, 26th Floor
                                      New York, New York  10043

Almond Nickerson                      Vice President
Executive Officer                     Citigroup Global Investments
United States                         599 Lexington Avenue, 26th Floor
                                      New York, New York  10043

Michael Watson                        Senior Vice President
Executive Officer                     Citigroup Global Investments
United States                         599 Lexington Avenue, 26th Floor
                                      New York,  New York  10043

                                    EXHIBIT B

              Executive Officers of Travelers Limited Real Estate Mezzanine
                                Investments II, LLC

     Set forth below are the names, titles, business addresses, principal occupations and citizenship of the Executive Officers of Limited REMI II.


Name Title and Citizenship             Principal Occupation and Business Address

David Colangelo                        Vice President
Executive Officer                      Citigroup Global Investments
United States                          PO Box 150499
                                       242 Trumbull Street - 7TS
                                       Hartford, Connecticut  06115-0449

Dene Dobensky                          Second Vice President
Executive Officer                      The Travelers Indemnity Company
United States                          One Tower Square - 5PB
                                       Hartford, Connecticut  06103-2030

Lynn M. Latham                         First Vice President and Chief
Executive Officer                      Administrative Officer
United States                          Citigroup Global Investments
                                       PO Box 150499
                                       242 Trumbull Street - 7TS
                                       Hartford, Connecticut  06115-0449

Susan W. Lewis                         Executive Vice President
Executive Officer                      Citigroup Global Investments
United States                          PO Box 150499
                                       242 Trumbull Street - 7TS
                                       Hartford, Connecticut  06115-0449

James H. Metz                          Chief Financial Officer - First Vice
Executive Officer                      Preseidents Citigroup Global Investments
United States                          PO Box 150499
                                       242 Trumbull Street- 7TS
                                       Hartford, Connecticut  06115-0449

Duane Nelson                           General Counsel - Real Estate Investments
Executive Officer                      Citigroup Global Investments
United States                          PO Box 150499
                                       242 Trumbull Street - 7TS
                                       Hartford, Connecticut  06115-0449

Robert Scoville                        First Vice President
Executive Officer                      Citigroup Global Investments
United States                          PO Box 150499
                                       242 Trumbull Street - 7TS
                                       Hartford, Connecticut  06115-0449

Mark Tutun                             Vice President
Executive Officer                      Citigroup Global Investments
United States                          PO Box 150499
                                       242 Trumbull Street -7TS
                                       Hartford, Connecticut  06103

William P. Bowman                      Vice President
Executive Officer                      Citigroup Global Investments
United States                          599 Lexington Avenue, 26th Floor
                                       New York, New York  10043

Almond Nickerson                       Vice President
Executive Officer                      Citigroup Global Investments
United States                          599 Lexington Avenue, 26th Floor
                                       New York, New York  10043

Michael Watson                         Senior Vice President
Executive Officer                      Citigroup Global Investments
United States                          599 Lexington Avenue, 26th Floor
                                       New York,  New York  10043




                                      EXHIBIT C

               Executive Officers and Directors of Citigroup Inc.

     Set forth below are the names, titles, business addresses, principal occupations and citizenship of the Executive Officers and Directors of Citigroup Inc.


Name, Title and Citizenship             Principal Occupation and Business
                                        Address

C. Michael Armstrong                    Chairman & Chief Executive Officer
Director                                AT&T Corporation
                                        295 North Maple Avenue, Room 4353L
                                        Basking Ridge, NJ  07920

Alain J. P. Belda                       Chairman of the Board & Chief Executive
Director                                Office Alcoa Inc.
Brazil                                  390 Park Avenue, 11th Floor
                                        New York, NY 10022

Kenneth J. Bialkin                      Partner
Director                                Skadden, Arps, Slate, Meagher & Flom
                                        4 Times Square, 44th Floor
                                        New York, NY  10036

Kenneth T. Derr                         Chairman of the Board, retired
Director                                Chevron Corporation
                                        575 Market Street, 32nd Floor
                                        San Francisco, CA 94105

John M. Deutch                          Institute Professor
Director                                Massachusetts Institute of Technology
                                        77 Massachusetts Avenue, room 6-208
                                        Cambridge, MA  02139

The Honorable Gerald R. Ford            Former President of the United States
Honorary Director                       40365 Sand Dune Road
                                        Rancho Mirage, CA  92270

Ann Dibble Jordan                       Consultant
Director                                2940 Benton Place, N.W.
                                        Washington, DC  20008-2718

Robert I. Lipp                          Chairman of the Board
Director                                Travelers Property Casualty Corp.
                                        205 Columbus Blvd., 9PB
                                        Hartford, CT  06183

Reuben Mark                             Chairman and Chief Executive Officer
Director                                Colgate-Palmolive Company
                                        300 Park Avenue
                                        New York, NY  10022-7499

Michael T. Masin                        Vice Chairman and President
Director                                Verizon Communications Inc.
                                        1095 Avenue of the Americas, 37th Floor
                                        New York, NY  10036

Dudley C. Mecum                         Managing Director
Director                                Capricorn Holdings, G.P.
                                        30 East Elm Street
                                        Greenwich, CT  06830

Richard D. Parsons                      Co-Chief Operating Officer
Director                                AOL Time Warner Inc.
                                        75 Rockefeller Plaza, 29th Floor
                                        New York, NY  10019

Andrall E. Pearson                      Founding Chairman
Director                                TRICON Global Restaurants, Inc.
                                        660 Steamboat Road
                                        Greenwich, CT  06830

Robert E. Rubin                         Member of the Office of the Chairman
Director and                            Citigroup Inc.
Executive Officer                       399 Park Avenue
                                        New York, New York  10043

Franklin A. Thomas                      Former President
Director                                The Ford Foundation
                                        595 Madison Avenue, 33rd Floor
                                        New York, NY  10022

Sanford I. Weill                        Chairman and Chief Executive Officer
Director and                            Citigroup Inc.
Executive Officer                       399 Park Avenue
                                        New York, New York  10043

Arthur Zankel                           General Partner
Director                                Zankel Capital Advisors, LLC
                                        535 Madison Avenue
                                        New York, NY  10022

Winfried F. W. Bischoff                 Chairman
Executive Officer                       Citigroup Europe
United Kingdom                          Citigroup Inc.
                                        399 Park Avenue
                                        New York, New York  10043

Michael A. Carpenter                    Chief Executive Officer
Executive Officer                       Global Corporate and Investment Bank
                                        388 Greenwich Street
                                        New York, NY  100013

Jay S. Fishman                          Chief Operating Officer - Finance
Executive Officer                       and Risk Citigroup Inc.
                                        399 Park Avenue
                                        New York, New York  10043

Thomas Wade Jones                       Chairman & CEO
Executive Officer                       Global Investment Management
                                         and Private Banking Group
                                        7 World Trade Center
                                        New York, NY 10048

Deryck C. Maughan                       Vice Chairman
Executive Officer                       Citigroup Inc.
United Kingdom                          399 Park Avenue
                                        New York, New York  10043

Victor J. Menezes                       Chairman and CEO
Executive Officer                       Citibank, N.A.
                                        399 Park Avenue
                                        New York, New York  10043

Charles O. Prince, III                  COO - Operations and Administration,
                                              Counsel/Corporate Secretary
                                              General Citigroup Inc.
Executive Officer                       399 Park Avenue
                                        New York, New York  10043

William R. Rhodes                       Vice Chairman
Executive Officer                       Citigroup Inc.
                                        399 Park Avenue
                                        New York, New York  10043

Todd S. Thomson                         Executive Vice President - Finance
Executive Officer                       and Investments Citigroup Inc.
                                        399 Park Avenue
                                        New York, New York  10043

Robert B. Willumstad                    Chief Executive Officer
Executive Officer                       Global Consumer Group
                                        Citigroup Inc.
                                        399 Park Avenue
                                        New York, New York  10043



                                     EXHIBIT W



The warrants represented by this certificate and the securities issuable upon exercise thereof have not been registered under the Securities Act of 1933 or the securities laws of any state. Neither such warrants nor such securities may be sold, pledged, hypothecated or otherwise transferred without such registration, except upon delivery to the Company of such evidence as may be satisfactory to counsel for the Company to the effect that any such transfer shall not be in violation of the Securities Act of 1933 or applicable state securities laws or any rule or regulation promulgated thereunder.

                                 CAPITAL TRUST, INC.

                  Fund II Purchase Warrant for Class A Common Stock

     FOR VALUE RECEIVED, Capital Trust, Inc., a Maryland corporation (the "Company"), hereby grants, pursuant hereto (this "Warrant"), to Travelers General Real Estate Mezzanine Investments II, LLC, a Delaware limited liability company, or its permitted assigns, the right to purchase from the Company, at any time or from time to time commencing on the date hereof and prior to 5:00 p.m., Eastern Time, on March 8, 2005, up to one million twenty six thousand six hundred and thirty four (1,026,634) (subject to adjustment as provided herein) fully paid and non-assessable shares of class A common stock, par value $.01 per share, of the Company for five dollars ($5.00) per share (subject to adjustment as provided herein) for an aggregate purchase price (assuming full exercise) of five million one hundred thirty three thousand one hundred and seventy ($5,133,170) Dollars (not subject to adjustment).

     Hereinafter, (i) said class A common stock, par value $.01 per share, of the Company, is referred to as the "Common Stock," (ii) the shares of the Common Stock purchasable hereunder or under any other Warrant as hereinafter defined) are referred to as the "Warrant Shares," (iii) the aggregate purchase price payable for the Warrant Shares purchasable hereunder is referred to as the "Aggregate Exercise Price," (iv) the price payable for each of the Warrant Shares is referred to as the "Per-Share Exercise Price," (v)this Warrant, and all warrants hereafter issued in exchange for, in substitution for or upon transfer of this Warrant are referred to as the "Warrants" and (vi) the holder of this Warrant is referred to as the "Holder." Definitions of other capitalized terms used herein are set forth in Section 15 hereof.

            The Aggregate Exercise Price is not subject to adjustment.

     1.     Exercise of Warrant.

     a. Cash Exercise. This Warrant may be exercised in whole at any time, or in part from time to time, commencing on the date hereof and prior to 5:00 p.m., Eastern Time, on March 8, 2005 or March 8, 2008 if the period during which this Warrant may be exercised is extended pursuant to Section 4 (the "Exercise Period") by the Holder by the surrender of this Warrant (with the subscription form at the end hereof duly executed) to the Company at the address set forth in
Section 11 hereof, together with proper payment of the Aggregate Exercise Price, or the proportionate part thereof if this Warrant is exercised in part, with payment for the Warrant Shares made by wire transfer of immediately available funds or certified or official bank check payable to the order of the Company. If this Warrant is exercised in part, it must be exercised for a number of whole shares of Common Stock.

     b. Cashless Exercise. At any time during the Exercise Period, the Holder may, at its option, exchange this Warrant, in whole or in part (a "Warrant Exchange"), into the number of Warrant Shares determined in accordance with this subsection, by surrendering this Warrant to the Company at the address set forth in Section 11 hereof, accompanied by a notice stating such Holder's intent to effect such exchange("Notice of Exchange"), the number of Warrant Shares corresponding to the portion of the Warrant to be exchanged and the date on which the Holder requests that such Warrant Exchange occur (the "Exchange Date"). In connection with any Warrant Exchange, this Warrant shall represent the right to subscribe for and acquire the number of Warrant Shares (rounded to the next highest integer) equal to (i) the number of Warrant Shares specified by the Holder in its Notice of Exchange (the "Total Number") less (ii) the number of Warrant Shares equal to the quotient obtained by dividing (A) the product of the Total Number and the Per-Share Exercise Price then in effect by (B) the current market price (determined as provided in subsection (e) of Section 3) per share of Common Stock on the Exchange Date.

     c. After any partial exercise or exchange, the Holder will be entitled to receive a new Warrant covering the Warrant Shares as to which this Warrant has not been exercised or exchanged and setting forth the proportionate part of the Aggregate Exercise Price applicable to such Warrant Shares.

     d. As soon as practicable, but within ten (10) days following the surrender of this Warrant and the receipt of payment of the Aggregate Exercise Price, or the proportionate part thereof, as the case may be, pursuant to subsection (a) or subsection (b), the Company, within seven (7) days,

     i) will issue a certificate or certificates in the name of the Holder for the largest number of whole shares of Common Stock to which the Holder shall be entitled by the exercise (full or partial, in accordance with the subscription form) or exchange of this Warrant;

     ii) will, if this Warrant is exercised in whole, in lieu of any fractional share of Common Stock to which the Holder shall be otherwise entitled, pay to the Holder cash in an amount equal to the fair value of such fractional share (determined in such reasonable manner as the Board of Directors shall determine), and iii) will deliver the other securities and properties receivable upon the exercise or exchange of this Warrant, or the proportionate part thereof if this Warrant is exercised or exchanged in part, pursuant to the provisions of this Warrant.

     2. Reservation of Warrant Shares; Listing. The Company shall at all times reserve and keep available, free from preemptive rights, out of its authorized but unissued shares of Common Stock,

     3. Protection Against Dilution. The Per-Share Exercise Price and the number of Warrant Shares purchasable upon the exercise of the Warrants shall be subject to adjustment from time to time as set forth in this Section 3. Whenever the Per-Share Exercise Price is adjusted by operation of this Section 3, the number of Warrant Shares to be delivered upon exercise of the Warrants shall be adjusted as provided in subsection (n) hereof.

     a. In case the Company shall, while any of the Warrants are outstanding,
(i) pay a dividend or make any other distribution with respect to shares of Common Stock in shares of Common Stock, (ii) subdivide outstanding shares of Common Stock, (iii) combine outstanding shares of Common Stock into a smaller number of shares or (iv) issue by reclassification of its Common Stock any shares of stock of the Company (other than the reclassifications covered by subsection (d)), the Per-Share Exercise Price shall be adjusted to be equal to a fraction, the numerator of which shall be the Aggregate Exercise Price and the denominator of which shall be the number of shares of Common Stock or other stock of the Company that the Holder would have owned immediately following such action had such Warrant been exercised immediately prior thereto or, in the case of a dividend, distribution, subdivision, combination or reclassification with respect to which a record date has been established, prior to such record date. An adjustment made pursuant to this subsection shall be made immediately prior to the opening of business on the day following (x) the date of the payment of the dividend or distribution (retroactive to the record date) or (y) the effective date in the case of a subdivision, combination or reclassification (retroactive to the record date, if any). If the Board of Directors shall declare any dividend or distribution or resolve to take any action referred to in this subsection, it shall provide written notice thereof to the Holder not less than 10 days prior to the record date fixed for determining the stockholders entitled to participate therein.

     b. In case the Company shall, while any of the Warrants are outstanding, issue rights or warrants to purchase, or securities convertible into or exchangeable for, Common Stock ("Rights") to any holders of its outstanding shares of Common Stock entitling them (for a period expiring within 45 days after the record date mentioned below) to subscribe for, purchase, convert or exchange shares of Common Stock at a price per share less than the current market price per share of Common Stock (as determined pursuant to subsection (e) below) on the record date mentioned below, provided the purchase price is less than the Per-Share Exercise Price theretofore in effect, the Per-Share Exercise Price shall be adjusted so that the same shall equal the amount determined by multiplying the Per-Share Exercise Price theretofore in effect by a fraction the numerator of which shall be the number of shares of Common Stock outstanding on the date of issuance of such Rights plus the number of shares which the aggregate offering price would purchase at such current market price, and the denominator of which shall be the number of shares of Common Stock outstanding on the date of issuance of such Rights plus the number of additional shares of Common Stock offered for subscription or purchase. "Aggregate offering price," as used in the preceding sentence, shall mean the amount received or receivable by the Company in consideration of the issuance or sale of Rights plus any additional consideration payable to the Company upon exercise thereof, in each case with reference to the total number of shares of Common Stock offered for subscription or purchase. Such adjustment shall be made immediately prior to the opening of business on the day following the date of issuance of Rights, retroactive to the record date for the determination of stockholders entitled to receive Rights.

     c. In case the Company shall, by dividend or otherwise, distribute to any holders of its outstanding shares of Common Stock evidences of its indebtedness, shares of any class or series of its stock, assets, securities convertible into or exchangeable for any of its stock or rights or warrants to subscribe for or purchase any of its securities (excluding any Rights referred to in subsection
(b), any dividend or other distribution paid exclusively in cash and any dividend or other distribution referred to in subsection (a) of this Section 3), the Per-Share Exercise Price shall be reduced so that the same shall equal the price determined by multiplying the Per-Share Exercise Price theretofore in effect by a fraction the numerator of which shall be the current market price (determined as provided in subsection (e)) per share of Common Stock on the record date referred to below less the fair market value (as determined in good faith by the Board of Directors, whose determination shall be conclusive unless the Holder shall, within five (5) days of receipt of the Adjustment Certificate(as defined below) setting forth the adjustment made, request that the determination be made pursuant to the Appraisal Procedures), on the record date referred to below, of the portion of the evidences of indebtedness, shares of stock, assets, convertible or exchangeable securities, rights or warrants (including fractions) so distributed with respect to each share of Common Stock and the denominator of which shall be such current market price per share of Common Stock. Such adjustment shall be made immediately prior to the opening of business on the day following the date on which any such distribution is made, retroactive to the record date for the determination of stockholders entitled to receive such distribution. In the event that no such dividend or other distribution is so paid or made, the Per-Share Exercise Price shall again be adjusted to be the Per-Share Exercise Price which would then be in effect if such dividend or other distribution had not occurred. If the Board of Directors determines the fair market value of any distribution for purposes of this subsection (c) by reference to the actual or when-issued trading market for any securities comprising such distribution, it must in doing so consider the prices in such market over the same period used in computing the current market price per share of Common Stock (determined as provided in subsection (e)).

     d. In the case of any capital reorganization of the Company or reclassification of the Common Stock, or any consolidation or merger to which the Company is a party other than a merger or consolidation in which the Company is the continuing corporation, or in the case of any sale or conveyance to another entity of the property of the Company as an entirety or substantially as an entirety, or in the case of any statutory exchange of securities with another corporation (including any exchange effected in nnection with a merger of a third corporation into the Company), the Holder shall have the right thereafter to receive on the exercise of this Warrant the kind and amount of securities, cash or other property which the Holder would have owned or have been entitled to receive immediately after such reorganization, reclassification, consolidation, merger, statutory exchange, sale or conveyance had this Warrant been exercised immediately prior to the effective date of such reorganization, reclassification consolidation, merger, statutory exchange, sale or conveyance and in any such case, if necessary, appropriate adjustment shall be made in the application of the provisions set forth in this Section 3 with respect to the rights and interests thereafter of the Holder to the end that the provisions set forth in this Section 3 shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares of stock or other securities or property thereafter deliverable on the exercise of the Warrant. Notice of any such reorganization, reclassification, consolidation, merger, exchange, sale or conveyance shall be mailed to the Holder not less than 30 days prior to such event. The above provisions of this subsection (d) shall similarly apply to successive reorganizations, reclassifications, consolidations, mergers, statutory exchanges, sales or conveyances. The Company shall require the issuer of any shares of stock or other securities or property thereafter deliverable on the exercise of the Warrant to be responsible for all of the agreements and obligations of the Company hereunder.

     e. For the purpose of any computation under subsection (b) of Section 1, or subsection (b) or (c) of this section, the current market price per share of Common Stock on any date in question shall be deemed to be the average of the daily Closing Prices for the five (5)Trading Day period ending on the earlier of the day in question and, if applicable, the last Trading Day before the "ex" date with respect to the issuance or distribution requiring such computation; provided, however, that if more than one event occurs that would require an adjustment pursuant to subsections (a) through (d), inclusive, the Board of Directors shall in good faith make such adjustments to the Closing Prices during such five (5) Trading Day period as it reasonably deems appropriate to effectuate the intent of the adjustment provisions in this Section 3, in which case any such determination by the Board of Directors shall be conclusive unless the Holder shall within five (5) days of receipt of the Adjustment Certificate setting forth the adjustment made, request that the determination be made pursuant to the Appraisal Procedures. For purposes of this paragraph, the term "ex" date means the first date on which the shares of Common Stock trade regular way, without the right to receive such issuance or distribution, on the New York Stock Exchange or on such successor securities exchange as the shares of Common Stock may be listed on or in the relevant market from which the Closing Prices were obtained.

     f. No adjustment in the Per-Share Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Per-Share Exercise Price; provided, however, that any adjustments which by reason of this subsection (g) are not required to be made shall be carried forward and taken into account in determining whether any subsequent adjustment shall be required.

     g. If any action would require adjustment of the Per-Share Exercise Price pursuant to more than one of the provisions described above, only one adjustment shall be made and such adjustment shall be the amount of adjustment that has the highest absolute value to the Holder.

     h. Except as stated above, the Per-Share Exercise Price will not be adjusted for the issuance of shares of Common Stock or any securities convertible into, or exchangeable for, shares of Common Stock, or carrying the right to purchase any of the foregoing.

     i. In case the Company shall, by dividend or otherwise, declare or make a distribution on the shares of Common Stock referred to in Section 3(c), the Holder, upon the exercise thereof subsequent to the close of business on the date fixed for the determination of stockholders entitled to receive such distribution and prior to the effectiveness of the Per-Share Exercise Price adjustment in respect of such distribution, shall also be entitled to receive, for each share of Common Stock for which the Warrant is exercised, the portion of the evidences of indebtedness, shares of stock, assets, securities convertible into or exchangeable for any of its stock, or rights or warrants to subscribe for or purchase any of its securities (including fractions) so distributed with respect to each share of Common Stock; provided, however, that, at the election of the Company with respect to all Holders so exercising, the Company may, in lieu of distributing to such Holder any portion of such distribution not consisting of cash or securities of the Company, pay such Holder an amount in cash equal to the fair market value thereof (as determined in good faith by the Board of Directors, whose determination shall be conclusive unless the Holder shall, within five (5) days of receipt of the Adjustment Certificate setting forth the adjustment made, request that the determination be made pursuant to the Appraisal Procedures). If any exercise of a Warrant described in the immediately preceding sentence occurs prior to the payment date for a distribution to holders of shares of Common Stock which the Holder of a Warrant so exercised is entitled to receive in accordance with the immediately preceding sentence, the Company may elect to distribute to such Holder a due bill for the evidences of indebtedness, shares of stock, assets, securities convertible into or exchangeable for any of its stock, or rights or warrants to subscribe for or purchase any of its securities to which such Holder is so entitled, provided, that such due bill (a) meets any applicable requirements of the principal national securities exchange or other market on which the shares of Common Stock are then traded and (b) requires payment or delivery of such evidences of indebtedness, shares of stock, assets, securities convertible into or exchangeable for any of its stock, or rights or warrants to subscribe for or purchase any of its securities no later than the date of payment or delivery thereof to holders of Common Stock receiving such distribution.

     j. Whenever the Per-Share Exercise Price is adjusted as provided in this
Section 3 and upon any modification of the rights of the Holder in accordance with this Section 3, the Company shall promptly prepare a certificate signed by the chief financial officer or the treasurer setting forth the adjusted Per-Share Exercise Price and showing in reasonable detail the facts requiring such adjustment or modification and the manner of computing the same ("Adjustment Certificate") and cause copies of such certificate to be mailed to the Holder.

     k. If the Board of Directors shall authorize and the Company shall declare any dividend or other distribution with respect to the Common Stock other than a distribution exclusively in cash, the Company shall mail notice thereof to the Holder not less than ten (10) days prior to the record date fixed for determining stockholders entitled to participate in such dividend or other distribution.

     l. If, as a result of an adjustment made pursuant to this Section 3, the Holder of any Warrant thereafter surrendered for exercise shall become entitled to receive shares of two or more classes of stock or other securities, the Board of Directors shall in good faith determine the allocation of the adjusted Per-Share Exercise Price between or among such classes of stock or other securities (whose determination shall be conclusive unless the Holder shall, within five (5) days of receipt of the Adjustment Certificate setting forth the adjustment made, request that the determination be made pursuant to the Appraisal Procedures).

     m. Upon the expiration of any rights, options, warrants or conversion privileges with respect to the issuance of which an adjustment to the Per-Share Exercise Price had been made, if such shall not have been exercised, the Per-Share Exercise Price, to the extent this Warrant has not then been exercised, shall, upon such expiration, be readjusted and shall thereafter be such as they would have been had they been originally adjusted (or had the original adjustment not been required, as the case may be) on the basis of (A) the Common Stock, if any, actually issued or sold upon the exercise of such rights, options, warrants or conversion privileges, and (B) such shares of Common Stock, if any, that were issued or sold for the consideration actually received by the Company upon such exercise plus the consideration, if any, actually received by the Company for the issuance, sale or grant of all such rights, options, warrants or conversion privileges whether or not exercised; provided, however, that no such readjustment shall have the effect of increasing the Per-Share Exercise Price by an amount in excess of the amount of the adjustment initially made in respect of the issuance, sale or grant of such rights, options, warrants or conversion privileges.

     n. Whenever the Per-Share Exercise Price is adjusted as provided pursuant to this Section 3, the number of Warrant Shares purchasable upon the exercise of this Warrant shall be adjusted by multiplying such number of Warrant Shares immediately prior to such adjustment by a fraction, the numerator of which shall be the Per-Share Exercise Price immediately prior to such adjustment, and the denominator of which shall be the Per-Share Exercise Price immediately thereafter.

     o. In case any event shall occur as to which the other provisions of this
Section 3 are not strictly applicable but as to which the failure to make any adjustment would not fairly protect the purchase rights represented by this Warrant in accordance with the essential intent and principles hereof then, in each such case, the Board of Directors shall in good faith determine the adjustment, if any, on a basis consistent with the essential intent and principles established herein, necessary to preserve the purchase rights represented by the Warrants (whose determination shall be conclusive, unless the Holder shall, within five (5) days of receipt of the Adjustment Certificate setting forth the adjustment made, request that the determination be made pursuant to the Appraisal Procedures) and shall promptly make the adjustments described therein.

     4. Put Right. If, at any time during the period commencing on March 8, 2004 and expiring on March 8,

     a. the average daily per-share Closing Price of the Common Stock (the "Average Price") during any period of ninety (90) consecutive Trading Days preceding and including the date of measurement (the "Measurement Date") is greater than the Per-Share Exercise Price in effect on the Measurement Date

     b. the number of shares of Common Stock held by stockholders other than the shares of Common Stock held by CT Management Stockholders and the Associated Stockholders as of the close of business on the Measurement Date is less than twenty-five million (25,000,000) (as adjusted for any stock dividend, stock split, combination or similar recapitalization), then the Initial Holder and/or any Related Holder(s), as the case may be (and not any other Holder) shall have the right (the "Put Right") to require the Company to purchase, subject to the following sentence, the Warrant(s), in whole or in part, held by the Initial Holder and/or the Related Holder. If the Initial Holder and/or any Related Holder, as the case may be, elect(s) to exercise the Put Right, then such Holder(s) shall surrender this Warrant to the Company at the address set forth in Section 11 hereof, accompanied by written notice (the "Put Notice") to the Company of the election of the Holder(s) to require the purchase of the Warrant(s) or a part thereof as specified in the Put Notice (any such part to be expressed in terms of a portion of the number of whole Warrant Shares corresponding to the portion of the Warrant(s) to be purchased) (the "Put Portion") and the Company shall, within sixty (60) days after the Put Notice is given, either as determined in its sole discretion: (x) purchase the Put Portion at the Put Purchase Price and, if only a part of a Holder's Warrant is purchased pursuant to an exercise of the Put Right, issue and deliver to such Holder a new Warrant covering the balance of the shares remaining subject to this Warrant (i.e., those Warrant Shares not included in the Put Portion) and setting forth the proportionate part of the Aggregate Exercise Price applicable to such balance of Warrant Shares; or (y) elect not to purchase the Put Portion and provide written notice to such Holder that the Exercise Period shall be extended to continue until March 8, 2008 whereupon this Warrant may continue to be exercised through such date without any further action by the Company or such Holder. If the Company elects not to purchase the Put Portion pursuant to clause
(y) of the foregoing sentence, the Company shall issue and deliver to such Holder a new Warrant reflecting the extended Exercise Period and the Put Right governed in this Section 4 shall terminate and be of no further force and effect without any further action by the Company or such Holder. The "Put Purchase Price" shall be the amount equal to the product obtained by multiplying (x) the amount by which the Average Price exceeds the Measurement Date Exercise Price and (y) the number of shares of Common Stock for which the Put Portion is exercisable as of the date the Put Notice is given. The Company may elect to pay the Put Purchase Price in cash or in the form of an assignment of the Company's Interest(s) in the Fund(s) or Fund Control Persons, or in any combination of cash and such an assignment, with an aggregate value equal to the Put Purchase Price. The fair market value of any Interest(s) in the Fund(s) or Fund Control Person(s) to be assigned in accordance with the foregoing shall be determined in accordance with the Appraisal Procedures. The Company shall, in connection with any assignment(s) of such Interest(s), execute and deliver written assignment(s) and any additional documents requested by such exercising Holder to complete, confirm or perfect the assignment of the assigned Interests.

     5. Acceleration of Exercise Period. Notwithstanding the provisions of
Section 1, prior to the commencement of the Exercise Period, this Warrant may be exercised in whole or part immediately upon the date of commencement of a third party tender offer for more than 33% of the shares of Common Stock outstanding on the date of commencement of such tender offer.

     6. Fully Paid Stock; Taxes. The shares of the Common Stock represented by each and every certificate for Warrant Shares delivered upon the exercise of this Warrant shall at the time of such delivery, be duly authorized, validly issued and outstanding, fully paid and nonassessable, and not subject to preemptive rights or rights of first refusal. The Company shall pay all documentary, stamp or similar taxes and other similar governmental charges that may be imposed with respect to the issuance or delivery of any shares of Common Stock upon exercise of the Warrants (other than income taxes); provided, however, that if the shares of Common Stock are to be delivered in a name other than the name of the Holder or any Related Holder, no such delivery shall be made unless the person requesting the same has paid to the Company the amount of transfer taxes or charges incident thereto, if any.

     7. HSR. To the extent required by the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") following any exercise or exchange of this Warrant pursuant to subsections (a) or (b) of Section 1 by the Holder and prior to the issuance and delivery of the certificates for the shares of Common Stock required thereby, the Company and the Holder shall cooperate in the preparation of, and file with the United States Federal Trade Commission and the United States Department of Justice, the notification and report form required for such and any supplemental or additional information which may be reasonably requested in connection therewith pursuant to the HSR Act and shall comply in all material respects with the requirements of the HSR Act. The fees to be paid in connection with any such filing under the HSR Act shall be paid by the Holder.

      8.    Transfer; Etc.

     a. This Warrant may be transferred by execution of the form of assignment attached hereto or a substantially equivalent assignment form. Until this Warrant is transferred on the books of the Company, the Company may treat the registered Holder of this Warrant as he or it appears on the Company's books at any time as the Holder for all purposes. The Company shall permit any Holder of a Warrant or his duly authorized attorney, upon written request during ordinary business hours, to inspect and copy or make extracts from its books showing the registered holders of Warrants.

     b. This Warrant may not be sold, transferred, assigned or hypothecated by the Holder except in compliance with the provisions of the Securities Act of 1933 and the applicable state securities "blue sky" laws, and is so transferable only upon the books of the Company which it shall cause to be maintained for such purpose.

     c. All Warrants issued upon the transfer or assignment of this Warrant or part thereof or upon a partial exercise, exchange or purchase of this Warrant will be dated the same date as this Warrant, and all rights of the holder thereof shall be identical to those of the Holder.

     9. Loss, etc., of Warrant. Upon receipt of evidence satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant, and of indemnity reasonably satisfactory to the Company, if lost, stolen or destroyed, and upon surrender and cancellation of this Warrant, if mutilated, the Company shall execute and deliver to the Holder a new Warrant of like date, tenor and denomination.

     10. Warrant Holder Not Stockholder. This Warrant does not confer upon the Holder any right to vote on or consent to or receive notice as a stockholder of the Company, as such, in respect of any matters whatsoever, nor any other rights or liabilities as a stockholder, prior to the exercise hereof; this Warrant does, however, require certain notices to the Holder as set forth herein.

     11. Communication. Any notice or other communication to be given hereunder shall be given by hand delivery, by overnight carrier, in each case at the addresses set forth in this section, and shall be deemed to have been given when received. The Company or the Holder may change its address for receiving notices by giving written notice of such change to the other.

                  If to the Company, to:

                  Capital Trust, Inc.
                  605 Third Avenue, 26th Floor
                  New York, New York  10016
                  Attn: Chief Financial Officer

                  If to the Holder, to:

                  Travelers General Real Estate Mezzanine Investments II, LLC 205 Columbus Blvd., 9PB
                  Hartford, CT 06183-2030
                  Attn: Duane Nelson, Esq.
                  Real Estate Investment Number: 12833

     12. Headings. The headings of this Warrant have been inserted as a matter of convenience and shall not affect the construction hereof.

     13. Applicable Law. This Warrant shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the principles of conflicts of law thereof.

     14. Amendment, Waiver, etc. Except as expressly provided herein, neither this Warrant nor any term hereof may be amended, waived, discharged or terminated other than by a written instrument signed by the party against whom enforcement of any such amendment, waiver, discharge or termination is sought; provided, however, that any provisions hereof may be amended, waived, discharged or terminated upon the written consent of the Company and the majority in interest of the Holders.

       15.  Certain Definitions.

     "Appraisal Procedures" has the meaning set forth in the Venture Agreement.

     "Associated Stockholders" has the meaning set forth in the Venture
Agreement.

     "Board of Directors" means the board of directors of the Company.

     "Closing Price", with respect to any security on any day, means the last reported sale price, regular way on such day, or, if no sale takes place on such day, the average of the reported closing bid and asked prices on such day, regular way, in either case as reported on the NYSE Composite Tape, or, if such security is not listed or admitted to trading on the New York Stock Exchange, on the principal national securities exchange on which such security is listed or admitted to trading, or, if such security is not listed or admitted to trading on a national securities exchange, on the NASDAQ Stock Market of the National Association of Securities Dealers, Inc., or, if such security is not quoted or admitted to trading on such quotation system, on the principal quotation system on which such security is listed or admitted to trading or quoted, or, if not listed or admitted to trading or quoted on any national securities exchange or quotation system, the average of the closing bid and asked prices of such security in the over-the-counter market on the day in question as reported by the National Quotation Bureau Incorporated, or a similar generally accepted reporting service, or, if not so available in such manner, as furnished by any New York Stock Exchange member firm selected from time to time by the Board of Directors (or any committee duly authorized by the Board of Directors) for that purpose or, if not so available in such manner, as otherwise determined in good faith by the Board of Directors (or any committee duly authorized by the Board of Directors).

     "CT Management Stockholders" has the meaning set forth in the Venture Agreement.

     "Fund" has the meaning set forth in the Venture Agreement.

     "Fund Control Person" has the meaning set forth in the Venture Agreement.

     "Initial Holder" means CT-F1, LLC, a Delaware limited liability company.

     "Interest" means (i) rights to distributions from the Fund(s), including but not limited to, the "carried interest" or "promote," and (ii) rights to management fees.

     "Related Holder(s)" means any Holder who is Citigroup Inc. or any of its direct or indirect wholly owned entities or Travelers Property Casualty Corp. or any of its direct or indirect wholly owned entities.

     "Trading Day" means a day on which any securities are traded on the national securities exchange or quotation system used to determine the Closing Price.

     "Venture Agreement" means that certain amended and restated venture agreement, dated as of April 9, 2001, by and between the Company, CT-F1, LLC, a Delaware limited liability company, CT-F2-GP, LLC, a Delaware limited liability company, CT-F2-LP, LLC, a Delaware limited liability company, CT Investment Management Co., LLC, a Delaware limited liability company, Travelers Limited Real Estate Mezzanine Investments I, LLC, a Delaware limited liability company, Travelers General Real Estate Mezzanine Investments II, LLC, a Delaware limited liability company and Travelers Limited Real Estate Mezzanine Investments II, LLC, a Delaware limited liability company.

     IN WITNESS WHEREOF, the Company has caused this Warrant to be executed this 7th day of August, 2001.

                                    CAPITAL TRUST, INC.



                                    By:  /s/ Edward L. Shugrue III
                                    Edward L. Shugrue III
                                    Managing Director, Chief
                                        Financial Officer  and Treasurer


                                  SUBSCRIPTION

     The undersigned, ____________________, pursuant to the provisions of the foregoing Warrant, hereby agrees to subscribe for and purchase
____________________ shares of the Common Stock, par value $.01 per share, of Capital Trust, Inc. covered by said Warrant, and makes payment therefor in full at the price per share provided by said Warrant.

Dated: ____________________            Signature: ____________________________

                                       Address:   ____________________________



                                   ASSIGNMENT

     FOR VALUE RECEIVED _______________ hereby sells, assigns and transfers unto ____________________ the foregoing Warrant and all rights evidenced thereby, and does irrevocably constitute and appoint _____________________, attorney, to transfer said Warrant on the books of Capital Trust, Inc.

Dated: ____________________            Signature: ____________________________

                                       Address:   ____________________________



                               PARTIAL ASSIGNMENT

     FOR VALUE RECEIVED _______________ hereby assigns and transfers unto ____________________ the right to purchase _______ shares of Common Stock, par value $.01 per share, of Capital Trust, Inc. covered by the foregoing Warrant, and a proportionate part of said Warrant and the rights evidenced thereby, and does irrevocably constitute and appoint ____________________, attorney, to transfer such part of said Warrant on the books of Capital Trust, Inc.

Dated: ____________________            Signature: ____________________________

                                       Address:   ____________________________



                                                                  EXHIBIT X

     THIS NOTE IS NOT BEING REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). SELLER AGREES FOR THE BENEFIT OF THE PURCHASER THAT THIS NOTE MAY BE RESOLD, PLEDGED OR OTHERWISE TRANSFERRED, ONLY (1) TO THE PURCHASER, (2) TO A PERSON WHO THE PURCHASER REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITHIN THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER THAT IS AWARE THAT THE RESALE, PLEDGE OR OTHER TRANSFER IS BEING MADE IN RELIANCE ON RULE 144A OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT.

                               PROMISSORY NOTE

                               (Non-Negotiable)

                           $328,522.88 August 7, 2001

     FOR VALUE RECEIVED, the undersigned, TRAVELERS GENERAL REAL ESTATE MEZZANINE INVESTMENTS II, LLC, a Delaware limited liability company ("Purchaser"), HEREBY PROMISES TO PAY to the order of CT MP II LLC, a Delaware limited liability company (the "Seller"), at the Seller's principal place of business, the principal sum of three hundred twenty eight thousand five hundred and twenty two dollars and eighty eight cents ($328,522.88).

     The principal amount hereof shall be paid from, and at the time of, any payments to the Seller by the Purchaser pursuant to Article IV of that certain amended and restated limited liability company agreement of the Seller (the "LLC Agreement"), effective as of March 30, 2001, between the Purchaser and CT-F2-GP, LLC, a Delaware limited liability company. Recourse on this Note shall be limited to the Purchaser's obligations to make future contributions pursuant to the LLC Agreement.

     Principal shall be payable in lawful money of the United States of America in immediately available funds.

     Purchaser hereby waives presentment, demand, protest, notice of dishonor, notice of nonpayment, notice of protest and diligence in collection, and assents to the terms hereof and to any extension or postponement of the time for payment or any other indulgence.

     If this Note becomes mutilated and is surrendered by the Seller with respect thereto to the Purchaser, or if Seller claims that the Note has been lost, destroyed or wrongfully taken, the Purchaser shall execute and deliver to Seller a replacement Note, upon the affidavit of Seller attesting to such loss, destruction or wrongful taking with respect to the Note and the lost, destroyed, mutilated, surrendered or wrongfully taken Note shall be deemed to be canceled for all purposes hereof. Such affidavit shall be accepted as satisfactory evidence of the loss, wrongful taking or destruction thereof and no indemnity shall be required as a condition of the execution and delivery of a replacement Note. Any costs and expenses of the Purchaser in replacing this Note shall be for the account of Seller.

     THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK. EACH OF THE PURCHASER AND SELLER HEREBY SUBMITS TO THE NONEXCLUSIVE JURISDICTION OF THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AND OF ANY NEW YORK STATE COURT SITTING IN NEW YORK COUNTY FOR PURPOSES OF ALL LEGAL PROCEEDINGS ARISING OUT OF OR RELATING TO THIS NOTE. EACH OF THE SELLER AND PURCHASER IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION WHICH IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF THE VENUE OF ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT AND ANY CLAIM THAT ANY SUCH PROCEEDING BROUGHT IN SUCH A COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM. EACH OF THE PURCHASER AND SELLER HERETO IRREVOCABLY CONSENTS TO SERVICE OF PROCESS BY MAIL RETURN RECEIPT REQUESTED OR HAND DELIVERY. NOTHING IN THIS NOTE WILL AFFECT THE RIGHT OF PURCHASER OR SELLER TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY LAW.

     EACH OF THE SELLER AND THE PURCHASER HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE AND TO THE FULLEST EXTENT PERMITTED BY LAW WAIVES ANY RIGHTS THAT IT MAY HAVE TO CLAIM OR RECEIVE CONSEQUENTIAL OR SPECIAL DAMAGES IN CONNECTION WITH ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS NOTE.

     This Note may not be amended or modified, nor may any provision hereof be waived, orally, by course of dealing or otherwise, unless such amendment, modification or waiver shall be in writing and duly executed by the holder hereof.

     This Note shall be governed by and construed and enforced in accordance with the laws of the State of the New York without regard to principles of conflicts of laws.

                               TRAVELERS GENERAL REAL ESTATE
                               MEZZANINE INVESTMENTS II, LLC

                               By:/s/ Robert Scoville
                                    Name: Robert Scoville
                                    Title: Managing Director, Chief
                Financial Officer and Treasurer